SembCorp
Industries

Rule 12g3-2(b) File No. 825109

04010681

1 March 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

dlw 3/18

SEMBCORP INDUSTRIES DISPOSES ENTIRE INTERESTS IN GOLDEN-STIC INVESTMENT HOLDINGS

SembCorp Industries wishes to announce that its wholly-owned subsidiary, STIC Investments Pte Ltd has disposed of its entire 50 per cent equity interest in Golden-STIC Investment Holdings Pte Ltd ("Golden-STIC") comprising 1 ordinary share of par value S$1.00. Formed in 1996, Golden-STIC was a vehicle for lifestyle investments in China. Following the divestment, SembCorp Industries ceases to hold any shareholding in Golden-STIC.

The consideration of S$110,000 was arrived at on a willing buyer, willing seller basis taking into account the book value of the company as well as shareholder's loans extended. The net book value of these amounted to S$1,501.

This divestment has no significant impact on SembCorp Industries' earnings and net tangible asset value per share.

None of the Directors has any interest, direct or indirect, in this transaction.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 01/03/2004 to the SGX